

June 17, 2010

<u>Via U.S. mail and facsimile (609) 860-0357</u>

Mr. Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

       RE: Innophos Holdings, Inc.
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 8, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 29, 2010
               File No. 001-33124

Dear Mr. Gress:

       We have reviewed your response letter dated April 12, 2010 and the above-captioned filings. We have additional comments as provided below.

       We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 28

1.   We note that you benchmark elements of your executive compensation. In future filings, please disclose the target percentile, such as the market median, for each element of compensation and total compensation for each named executive officer, and also disclose where actual executive compensation amounts fall relative to benchmarked levels. In addition, to the extent amounts fall significantly above or below benchmarked amounts, please discuss the reasons for such variance. Further, clearly explain what you mean when using the term "market-competitive level" in describing the various components of compensation. Please show us in your supplemental response what the revisions will look like.

Short-Term (Annual) Incentive Compensation, page 27

2.   In any future filings in which you use adjusted EBITDA as the C Factor
        performance measure, please disclose the actual EBITDA amount and how the
        amount was calculated, including the "unusual items" adjusted for in calculating
        the adjusted EBITDA amount. Please show us in your supplemental response
        what the revisions will look like.

3.   We note your disclosure in the fifth paragraph on page 28 in which you state that
        below target achievements with respect to the P Factor may result in payouts
        between 0% and 99% of the P Factor portion of the bonus award. Given the wide
        range of payout possibilities in this case, in future filings please indicate how you
        determine the exact P Factor percentage payout when the NEO fails to achieve
        target performance. For example, please indicate the circumstances under which
        you would consider awarding a 99% payout versus a 25% payout. Please show us
        in your supplemental response what the revisions will look like.

4.   We note the disclosure in the table on page 29 regarding the actual payouts. In
        future filings, please revise to clearly illustrate how you calculated the actual
        payouts. Please show us in your supplemental response what the revisions will
        look like.

Long Term Incentives, page 30

5.   You state in the last paragraph that you achieved above target financial
        performance. In future filings, please disclose the actual ROIC for each year in
        the performance cycle. Please show us in your supplemental response what the
        revisions will look like.

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 if you have any questions.

Sincerely,

Pamela Long
Assistant Director